

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

February 22, 2007

L. Stephen Albright, Esq.
Albright & Blum, P.C.
17337 Ventura Boulevard, Suite 208
Encino, CA 91316

> **Re:** **Aftersoft Group, Inc.**
> **Form SB-2**
> **Filed February 16, 2007**
> **File No. 333-140758**

Dear Mr. Albright:

We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies, indicated below, are addressed.

1. The financial statements presented in the registration statement are stale. Your attention is directed to Item 310(g) of Regulation S-B section and the need for updated financial statements and related disclosures.

2. You have not yet responded to the comments in our letter dated March 27, 2006 regarding your Form 8-K/A dated December 31, 2005 that was filed on March 17, 2006.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

L. Stephen Albright, Esq.
Aftersoft Group, Inc.
February 22, 2007
Page 2

We suggest that you consider responding to the outstanding comment letter and submitting a substantive amendment to correct the deficiencies.

Sincerely,

John Reynolds,
Assistant Director
Office of Emerging Growth
Companies